Via Facsimile
Mail Stop 6010

November 16, 2005

Mr. Gerardo Canet
Chairman and CEO
Integramed America, Inc.
Two Manhattanville Road
Purchase, NY 10577

      Re: Integramed America, Inc.
  Form 10-K for Fiscal Year Ended December 31, 2004
        Filed March 22, 2005
  File No. 000-20260

Dear Mr. Canet:

We have completed our review of your Form 10-K and related filings
and have no further comments at this time.

      Sincerely,

      Joel Parker
      Accounting Branch Chief